EXHIBIT 99.7

ANNUAL COMPLIANCE STATEMENT

March 19, 2004

Mr. Daniel M. Scully, Jr.

U.S. Bank National Association

Corporate Trust Services

One Federal Street

3rd Floor

Boston, MA 02110

Dear Mr. Scully:

In accordance with Section 9.9 of the Indenture Agreement dated October 1, 1995, between CRIIMI MAE Financial Corporation as Issuer and U.S. Bank National Association as successor to the trust business of State Street Bank & Trust Company, I certify that review of the activities of the Issuer for the period January 1, 2003 to December 31, 2003 and of the Issuer’s performance under this Indenture Agreement has been made under my supervision. To the best of my knowledge, based on such review, the Issuer has fulfilled all of its obligations under this Indenture Agreement.

Sincerely,

/s/ Cynthia O. Azzara
By: Cynthia O. Azzara
Executive Vice President Chief Financial Officer Treasurer